Mer US Large Cap

This proposal has passed

			Final Proxy Results - ML Mercury US Large Cap Fund
			1st Meeting Date: April 14, 2002
			2nd Meeting Date: June 25, 2002

			Record Date: March 15, 2002
			As of: June 25, 2002

				Units Voted

			Votes Needed
	Shares Needed	Outstanding	50% + 1 of				Total Units
	To Pass	Shares	Outstanding Shares	For	Against	Abstain	Voted
All Classes

1) Reorganization between Mercury US Large Cap Fund
and ML Large Cap Core Fund	-276,230	52,436,899	26,218,451	26,494,681	724,203	1,371,289	28,590,173

Voting Requirements:
The Quorum consists of one-third of the outstanding shares of Mercury US Large Cap Fund .

Approval of the reorganization requires the affirmative vote of Mercury US Large Cap Fund sharholders representing a majority of the outstanding shares entitled to vote theron, with all shares voting as a single class.